Exhibit 99.3

JBS S.A.

Corporate Taxpayer’s ID (CNPJ/ME): 02.916.265/0001-60

Company Registry (NIRE): 35.300.330.587

Authorized Publicly-Held Company

EXCERPT OF THE MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MARCH 26, 2024, AT 12:00 P.M.

Date, Time, and Place: March 26, 2024, at 12:00 p.m., at the headquarters of JBS S.A. (“Company”), located at Avenida Marginal Direita do Tietê, 500, Bloco I, 3º Andar, Vila Jaguara, CEP 05118-100, in the City and State of São Paulo.

Call notice: The call notice was emailed to the members of the Board of Directors, according to Article 18 of the Company’s Bylaws.

Attendance: the necessary quorum for the Board of Directors’ Meeting was verified, given the presence of all Board members, under Articles 15 and 18 of its Bylaws, namely Jeremiah O’Callaghan (Chair), José Batista Sobrinho (Vice-Chair, by a vote delegated to Jeremiah O’Callaghan, under the sole paragraph of Article 15 of the Company’s Bylaws), Alba Pettengill, Gelson Luiz Merisio, Francisco Turra, Carlos Hamilton Vasconcelos Araujo, Kátia Regina de Abreu Gomes, Paulo Bernardo Silva, and Cledorvino Belini.

Mr. Daniel Pitta, the Company’s Chief Legal Officer, also attended the meeting.

Presiding: Jeremiah O’Callaghan, Chair; Milena Hitomi Yanagisawa, Secretary.

Agenda: discussion and resolution on the authority thresholds of the Executive Board to perform the acts provided for in item XXV of Article 19 of the Company’s Bylaws.

Discussions and Resolutions:

(i) Mr. Daniel Pitta presented to the Board members the proposal for renewal of the Executive Board’s authority thresholds outlined in item XXV of Article 19 of the Company’s Bylaws. The Chair of the Board of Directors emphasized that the Governance, Compensation, and Nomination Committee analyzed the authority thresholds and recommended the approval of their renewal.

After discussing the matter, the members of the Company’s Board of Directors unanimously approved the following authority thresholds for the Company’s Executive Board regarding the acts provided for in item XXV of Article 19 of the Company’s Bylaws:

(a)	The amount equivalent to US$750,000,000.00 (seven hundred and fifty million U.S. dollars), per transaction, for the issue of any funding instruments, including “bonds”, “notes”, “promissory notes”, “certificate of receivables”, “commercial papers”, or other commonly used instruments in the market, as well as to set the conditions for their issue and redemption;

(b)	The amount equivalent to US$200,000,000.00 (two hundred million U.S. dollars), per transaction, for the acquisition or disposal of equity interests, corporate associations, or strategic alliances with third parties;

(c)	The amount equivalent to US$200,000,000.00 (two hundred million U.S. dollars), per transaction, for the acquisition or disposal of permanent assets and properties;

(d)	The amount equivalent to US$750,000,000.00 (seven hundred and fifty million U.S. dollars), per transaction, for the placement of collaterals and the provision of accommodation, suretyship, and guarantees for its own obligations and/or the obligations of its subsidiaries;

(e)	The amount equivalent to US$750,000,000.00 (seven hundred and fifty million U.S. dollars), per transaction, for incurring debt, in the form of loans or issue of debt instruments or assumption of debt, or any legal transaction that affects the Company’s capital structure;

(f)	The amount equivalent to R$1,000,000.00 (one million reais), per contract and per year, for the placement of suretyship by the Company, in rental contracts in favor of its employees and/or employees of companies directly or indirectly controlled by the Company, for the duration of their employment contract; and

(g)	The amount equivalent to US$500,000,000.00 (five hundred million U.S. dollars), for the execution of any contract, agreement, or other instrument that (i) prevents the Company or its subsidiaries from carrying out termination with notice lower than ninety (90) days; or that (ii) requires the payment of any type of sanction or pecuniary obligation by the Company or its subsidiaries, including, but not limited to, fines, loss of profits, take or pay clause or commitment of the Company or its subsidiaries to remain with the obligation of paying installments not yet due in an amount equal to or higher than 3 (three) months of pecuniary obligations ordinarily established by the same instrument.

All acts performed by the Company’s Executive Board and/or attorneys-in-fact within the authority thresholds described above, between January 01, 2024, and the date of this meeting, are hereby ratified.

Minutes in Summary Form: The Board of Directors approved the drawing up of these minutes in summary form and their publication by omitting the signatures, under paragraphs 1 and 2 of Article 130 of Brazilian Corporation Law.

Closure: There being no further business to address, the Chair offered the floor to anyone who wished to speak and, as no one did, the meeting was adjourned for the drawing up of these minutes, which were then read, approved, and signed by all attendees.

Attending Board Members: Jeremiah O’Callaghan (Chair), José Batista Sobrinho (Vice-Chair), Alba Pettengill, Gelson Luiz Merisio, Francisco Turra, Carlos Hamilton Vasconcelos Araujo, Kátia Regina de Abreu Gomes, Paulo Bernardo Silva, and Cledorvino Belini.

This is a free English translation of the Minutes of the Board of Directors’ Meeting drawn up in the Company’s records.

São Paulo, March 26, 2024.

Milena Hitomi Yanagisawa

Secretary

3